Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and
Preferred Dividends and Distributions
(in thousands, except ratios)

	Nine Months Ended September 30
	2003	2002

Income (loss) before equity in income of Unconsolidated Joint
Ventures, discontinued operations, and minority and
preferred interests	$(12,042)	$11,079

Add:
Fixed charges	71,617	63,192
Amortization of previously capitalized interest	2,279	1,951
Distributed income of Unconsolidated Joint Ventures	29,109	16,715
Deduct:
Capitalized interest	(7,790)	(4,511)

Earnings available for fixed charges and preferred
dividends and distributions	$83,173	$88,426

Fixed charges:
Interest expense	$62,083	$56,796
Capitalized interest	7,790	4,511
Interest portion of rent expense	1,744	1,885

Total Fixed Charges	$71,617	$63,192

Preferred dividends and distributions	19,200	19,200

Total fixed charges and preferred dividends and
distributions	$90,817	$82,392

Ratio of earnings to fixed charges and
preferred dividends and distributions	0.9 (1)	1.1

(1)	Earnings available for fixed charges and preferred dividends and distributions are less than the total of fixed charges and preferred dividends and distributions by approximately $7.6 million in 2003.